Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

*** *** ***

The following is a transcription of a call that Corgentech Inc. held with investors and analysts on September 26, 2005. The webcast of the call was posted on Corgentech Inc.’s website on September 26, 2005.

CONFERENCE CALL SCRIPT:

JENNIFER:

•	Good Morning. Before I review the safe harbor statement for this call, I’d like to remind all of you that there is a slide presentation that will be accompanying this call. If you do not yet have it up in front of you, please go to the Corgentech website at www.corgentech.com and then click on the webcast on the investor information page. You will also find the PDF version of the presentation there should you prefer to print it out.

•	This conference call will include “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this call include, without limitation, forecasts of product development, FDA filings, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied during this call. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the biotechnology industry; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements of this conference call. Additional information concerning these and other risk factors is contained in Corgentech’s Form 10K/A for the year ended December 31, 2004 and most recently filed Form10-Q.

•	Corgentech and AlgoRx undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this conference call. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this call. All forward-looking statements are qualified in their entirety by this cautionary statement.

•	Corgentech intends to file a registration statement on Form S-4, and Corgentech and AlgoRx Pharmaceuticals, intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy or prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Corgentech Investor Relations at the email address: investors@corgentech.com.

•	Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above. Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Corgentech as described earlier.

•	With that, we are ready to begin the remarks on today’s conference call, and I will turn the call over to John McLaughlin, chief executive officer of Corgentech.

JOHN:

•	Thank you Jennifer. With us today from AlgoRx is Dr. Ronald Burch, CEO, and from Corgentech, James Huang, president, and Dick Powers, CFO.

•	Please turn with me now to slide #4. Earlier today we announced that AlgoRx, a private company headquartered in Secaucus, New Jersey, and Corgentech have signed a definitive agreement to create a late-stage company with a deep pipeline of clinical products that will be largely focused on developing and commercializing products for pain management and inflammation. This combination brings together development and commercial expertise, financial strength and a diverse product pipeline, which is 100% owned.

•	As you can see on slide #5, we will be discussing the following on today’s call:

•	the terms of the deal

•	the product candidates we will be pursuing

•	markets and strategies we will employ to address significant unmet needs and

•	the specific timing for this transaction

•	NEXT SLIDE PLEASE. Key terms of the merger agreement provide that Corgentech will issue sufficient shares, in a tax-free exchange, to the stockholders of AlgoRx, such that they will own 62% of the combined company after the merger, and Corgentech stockholders will own 38%.

•	Corgentech and AlgoRx currently have approximately 95 employees between the two companies, and the combined management team will work to integrate the two companies as well as to identify synergies and redundancies across the organization.

•	The combined management team will include Dr. Ron Burch, who has agreed to serve as vice president of development, and Dick Powers and I who will serve as CFO and CEO, respectively.

•	We are pleased to also announce today the election of James Huang to the position of president. James, who has most recently served as senior vice president of business development and commercial operations, has been an excellent contributor of our management team and a strong leader since he joined Corgentech three years ago. James, who has successfully negotiated several transactions for the company including this merger agreement and our former worldwide partnership with Bristol-Myers Squibb, will have responsibility for commercial and other operations within the company as well as the responsibility for coordinating the integration of the two companies following the merger. James has extensive experience in marketing and product launches having launched multiple products during his career including the billion dollar product Avandia when he was at SmithKline Beecham.

•	The proposed board of directors of the combined company will be comprised of:

•	Richard Brewer

•	Dr. Charles Cohen

•	Thomas Colligan

•	Carter Eckert

•	Dr. Rodney Ferguson

•	John McLaughlin

•	Dr. Arnold Oronsky and

•	Dr. Michael Powell.

with a ninth board member expected to be identified and added shortly. Both the Corgentech facility in South San Francisco and the AlgoRx facility in Secaucus will be retained. The combined company’s South San Francisco facility will be the company’s headquarters.

•	The combined company will have an experienced management team, pre-commercial infrastructure and significant financial resources as well as a portfolio of late-stage product candidates for the treatment of pain and inflammation.

•	As we have said on past conference calls and at investor conferences, over the last six months, we have identified and analyzed late stage product opportunities to either license or acquire through combination. Specifically, we were looking for companies and/or products that were at least in Phase 2 of clinical development. AlgoRx has multiple products with significant commercial potential ranging in stage from late Phase 3 to nearly ready for the clinic.

•	If we move to a review of the product pipeline on slide #8, you will see that the companies have four product candidates in the combined pipeline. All four products are based on different technologies; they target multiple indications; and they represent different approaches, providing a very diverse product portfolio with multiple shots on goal. The products include:

•	ALGRX 3268, the most advanced product candidate, which is currently in Phase 3 trials, ALGRX 4975, which is in multiple Phase 2 trials, NF-kB Decoy which is in Phase 1/2 trials and ALGRX 1207 which is in IND-enabling studies for topical local anesthesia.

•	I will now turn the call over to Ron, who will provide more detail on some of these products.

RON BURCH

•	Thank you John.

•	AlgoRx has a rich pipeline of advanced clinical stage products addressing several different aspects of pain management. We are excited about the merger with Corgentech, since we believe that this combination will allow us to significantly expedite our clinical filings enabling us to more quickly offer these products to patients in need.

•	Let me go into additional detail about the clinical trial programs for each of our three product candidates beginning with slide number 9.

•	ALGRX 3268 is a product candidate that delivers lidocaine powder into the skin using our proprietary needle-free dispenser. It is intended to provide rapid, easy-to-administer local anesthesia to reduce the pain associated with needlesticks from blood draws or the placement of intravenous lines in patients. In our clinical programs to date, we have shown significant anesthesia as quickly as one minute that lasts for about 10 minutes.

•	NEXT SLIDE PLEASE. Existing products for this use are characterized by a lengthy onset of action from at least 10 minutes to over an hour. As you can see from the slide, the package insert for an already marketed product indicates that it does not achieve significant effect until 60 minutes after application. This delay makes the use of these products inconvenient for both health care providers and patients. Current topical anesthetic products also tend to be messy and bulky since they are often formulated as creams and may require patches to be applied over the treatment area. By comparison, as the graph with the green bars shows, ALGRX 3268 has shown efficacy within one minute following application and is administered using a convenient, disposable needle-free dispenser. This means improved pediatric pain management, reduced procedure times and less parent/child anxiety.

•

On slide number 11, you can see that we have completed our clinical program through Phase 2 involving over 1,100 adults and children to evaluate the ability of ALGRX 3268 to reduce pain when used prior to needlestick procedures. In clinical studies designed to assess efficacy, ALGRX 3268 achieved statistically significant reductions in pain associated with needlesticks when compared to placebo, with no serious side effects. We have completed enrollment in two Phase 3 trials of 500 patients each to confirm the safety and efficacy of ALGRX 3268. If this Phase 3 clinical program is successful, we believe that we will submit a new drug application to the FDA for ALGRX 3268 in 2006.

•	Let’s turn now to our second late stage product candidate: ALGRX 4975. SLIDE 12 PLEASE.

•	ALGRX 4975 is a VR1 activator, and its active ingredient is capsaicin. During a surgical procedure, ALGRX 4975 is applied directly onto the cut surfaces of skin, muscle and bone. For post-trauma neuropathic pain and musculoskeletal pain, ALGRX 4975 is delivered to the site of pain using a needle and syringe. It serves to activate then downregulate the VR1 ion channel and to reduce the long-term, noxious pain associated with neurotransmission by “C-Neurons”. Importantly, ALGRX 4975 does not affect nerve fibers that transmit other sensory information such as touch, position sense and adaptive pain, and it does not affect motor neurons.

•	We believe that ALGRX 4975 may provide relief from chronic pain with a single injection for periods of up to 16 weeks. If approved, ALGRX 4975 may represent a novel method of providing long lasting, site-specific analgesia. Since ALGRX 4975 is not an opioid, it does not have any of the significant side effects such as nausea and vomiting, constipation, or sleepiness associated with opioids or the side effects such as lack of coordination or sleepiness associated with other methods of treating pain.

•	Results of our clinical trials suggest that capsaicin, when used in the manner and doses we are investigating, may provide analgesia in pain syndromes for which treatment is currently not available.

•	NEXT SLIDE PLEASE. ALGRX 4975 has been studied in several AlgoRx-sponsored clinical trials that have enrolled over 340 patients. An additional three ongoing Phase 2 clinical trials involving more than 160 patients are designed to study the safety and efficacy of a variety of doses in a broad range of pain conditions. In several of our efficacy trials, ALGRX 4975 has demonstrated efficacy equivalent to or greater than that which would be expected for opioids or antiepileptics in moderate to severe pain. Let me turn the call back over to John for a moment to describe the NF-kappa B Decoy clinical program.

JOHN

•	Thank you. SLIDE 14 PLEASE.

•	As we have said, NF-kB Decoy is a highly selective and potent inhibitor of the NF-kB transcription factor, which is implicated in inflammatory diseases such as eczema,

asthma and inflammatory bowel disease. Eczema, the target of our two ongoing Phase 1/2 clinical trials, is an unmet need that is currently treated with steroids and calcineurin inhibitors. We believe that NF-kB Decoy may provide an improvement over the currently available therapies in terms of efficacy, dosing convenience and especially safety given some of the concerns including long-term use of steroids and a black box warning for cancer with the calcineurin inhibitors.

•	The data we have gathered from preclinical studies of NF-kB Decoy are very strong and demonstrate that the drug may have the potential to effectively treat eczema. Additionally, we have seen excellent delivery of the decoy to the dermis and epidermis with a simple formulation.

•	NEXT SLIDE PLEASE. We currently have two multicenter Phase 1/2 trials underway—one in the United States and the other in Australia and Switzerland—and are evaluating NF-kB Decoy across nearly 200 patients with moderate eczema. Clinical data are expected to be presented in the first quarter of 2006. The endpoints for these studies are safety, tolerability and pharmacokinetics as well as multiple endpoints to assess preliminary efficacy.

•	Let me hand the call back to Ron.

RON

•	Thank you. SLIDE 16 PLEASE. We have one other program quickly advancing to the clinic, and that is ALGRX 1207. This product is a new molecular entity that we are developing as a topical local anesthetic to potentially treat patients with certain types of neuropathic pain and for pre-procedural administration to reduce the pain associated with procedures on the skin. Certain types of neuropathic pain, including pain associated with postherpetic neuralgia, painful HIV neuropathy and painful diabetic neuropathy affect almost two million patients in the United States and are not well treated by current therapies. We believe that a simple-to-use, topical, local anesthetic with a long duration of action and deep penetration into the skin would represent an improvement over existing therapies.

•	As Slide 17 shows, based on studies in animals, ALGRX 1207 has been shown to provide analgesia more rapidly and with a longer-lasting effect than currently available topical anesthetics following direct administration to the skin, by binding to the fast sodium channel.

•	In addition, we believe that ALGRX 1207, if approved, could address a wide variety of procedures involving the skin, including dermatological surgery, cosmetic skin treatments and catheter placement, as well as pain arising from surgical incisions that does not subside after surgery has taken place. We expect to enter clinical trials with ALGRX 1207 for cutaneous neuropathic pain, such as chemotherapy-induced neuropathy, in 2006.

•	Let me now turn the call over to James Huang, President of Corgentech, to describe the target markets for each of the products in our pipeline.

JAMES

•	Thank you Ron.

•	On Slide #19, you can see the prevalence of some of the largest opportunities in pain in the five major European countries, plus the United States and Japan. Our pipeline targets more than 300 million patients who suffer from postoperative pain, back pain, HIV-related pain, pain related to diabetic neuropathy and osteoarthritic pain.

•	NEXT SLIDE PLEASE. We believe that current market dynamics provide an excellent opportunity for a fast-acting, easy-to-use Topical Local Anesthesia like ALGRX 3268. The treatment of pain is an important part of guidelines and protocols in hospitals today, especially in pediatric hospitals, where there is heavy emphasis placed on making treatments pain-free for children.

•	Additionally, reducing a patient’s pain often results in a shorter length of hospital stay, ultimately reducing costs for the hospital. As far as reimbursement goes for topical local anesthesia, or TLA, it remains a large issue when they are used in office-based procedures but less so when they are used in the hospital environment. So, the hospital-based market for TLAs is very straightforward, and we believe there is a need for an easy-to-use, fast onset topical local anesthesia.

•

On slide #21, you can see that the sizes for venipuncture or needlestick markets in the United States are very large. If we just focus on the first number—42 million pediatric procedures treated in a hospital setting—and then turn to Slide #22, you will see that of the 18 million of these venipuncture procedures that occur each year, TLAs are currently used on only 2.1 million of them because of the slow onset of action of current TLAs. We believe that ALGRX 3268 can serve and grow this market. Additionally, we believe that only a small sales force of a few dozen salespeople would be required to service this market given that 18 million of the 42 million procedures are occurring at only the largest hospitals and children’s hospitals.

•	NEXT SLIDE PLEASE. Although many hospitals currently have established protocols for using TLAs, they are often offered as an option. This is primarily due to slow onset of existing TLAs, which is about 60 minutes. They are occasionally used in emergency room settings; however, again, given the slow onset of action of the currently available TLAs, using them is often impractical. To repeat something that Ron said, our TLA product, ALGRX 3268 has shown significant analgesic properties in just one minute, which we believe may provide a significant improvement over TLAs that are currently on the market, so ALGRX 3268 may also have applicability in the ER market. The primary market for TLAs remains pediatric patients, ages 3-10, and this is the target population for the two fully enrolled Phase 3 trials for ALGRX 3268.

•	This point is illustrated on Slide #24, where you can see that our initial target market for ALGRX 3268 will be the pediatric population in hospitals, followed by the use of ALGRX 3268 as a TLA in the emergency room setting. In the future, hemodialysis centers, physician offices, labs and blood donation centers would also be target markets, and we will be seeking distribution partners for these marketing opportunities.

•	Moving onto the post-operative pain market for ALGRX 4975 on Slide #25, the market is very large at approximately $1.7 billion dollars in the United States, and this is made up primarily of generic opioid medications. Market research shows that virtually all postoperative patients experience pain following surgery indicating lack of pain control, and unfortunately, this situation did not improve between 1993 and 1999 as shown in a well documented study. Additionally, poor control of pain is associated with longer hospital stays, longer recovery times and poorer patient outcomes. Our initial marketing plan for ALGRX 4975 is to go after some of the largest surgical procedures, which you can see listed here on slide #26, some of the most painful of which include caesarean sections, knee and hip replacements and coronary artery bypass surgeries.

•

NEXT SLIDE PLEASE. The current standard of care for treating post-operative pain are epidurals plus opioid drugs, such as morphine, and we believe that 4975 could offer many advantages over these drugs. Epidurals are contraindicated for use with anticoagulants, and we have seen significant decrease in their use with certain procedures Opioids often cause nausea, vomiting, respiratory depression, constipation and intestinal obstruction, Additionally, concerns about opioid addiction can lead to insufficient pain relief Non-narcotics, another category of pain medications, are less effective analgesics for moderate to severe pain. We believe that ALGRX 4975 would be safe for use with anticoagulants. The product is site-specific with limited systemic exposure so would be unlikely to cause nausea, vomiting, respiratory depression, constipation or intestinal obstruction. Most importantly, ALGRX 4975 provides long-acting pain relief with a single administration, and is ideal for preventing post surgical pain without addiction potential.

•	Moving on now to the market potential in eczema, as you can see on slide #28, the eczema markets are comprised of mild, moderate and severe patient segments with pediatric and adult populations. The approximately 52 million patients world wide suffering from this condition represent a very substantial patient population. Sixty percent of patients present with mild symptoms, 30% with moderate and 10% with severe.

•	On the next slide, you can see that, prior to 2001; the only treatment choice for patients suffering from eczema was steroids. Beginning in 2001, two new agents, protopic and elidel, were launched. They are generally considered to be less efficacious than steroids. During the past three years the market has more than doubled from about $300 million to well over $800 million largely because of these two new premium priced drugs. Despite the fact that protopic and elidel account for only one of five prescriptions written, sales of these drugs comprise over half of the market. We believe that there is significant room for improvement in the treatment of eczema and think that NF-kB Decoy may have the potential to provide an effective and safer alternative than the drugs that are currently on the market for eczema.

•	NEXT SLIDE PLEASE. ALGRX 1207 is a new molecular entity being developed as a topical local anesthetic to treat neuropathic pain that is not well treated by current therapies. We believe that a TLA with deep, rapid penetration of the skin with a long duration of action would represent an improvement over existing therapies. We believe that ALGRX 1207 has the potential to go after the neuropathic pain market currently served by Endo Pharmaceuticals’ product, Lidoderm, which is projected to exceed $400 million in sales this year.

•	Let me now turn the call over to Corgentech’s CFO, Dick Powers, who will talk about the deal timeline.

DICK

•	Thank you James.

•	As you can see on slide #32, the boards of directors of both companies have approved the merger, and shareholder approval will also be required for completion of this merger.

•	It is our expectation that we will file an S-4 and related joint Proxy Statement with the SEC within the next few weeks, and depending on the review process within the agency, we would estimate that the shareholder vote could occur near the end of this year or early in 2006.

•	In light of this merger transaction, we are withdrawing our 2005 financial guidance that we provided earlier this year and plan to offer updated financial guidance shortly after the deal closes. Additionally, this transaction does not necessitate a financing.

•	Let me now hand the call back to John for concluding remarks.

JOHN

•	Please turn with me to the final slide of the presentation, #34.

•	Thank you everyone for listening today. We are excited about this combination and the potential of these two companies to expeditiously develop and commercialize product candidates addressing significant clinical problems. With a seasoned management team and $124 million in combined cash at the end of the second quarter, we will dedicate our efforts toward the advancement of four very promising product candidates. Over the next 18 months, we expect to file an NDA for ALGRX 3268 for use as a topical local anesthetic, complete multiple Phase 2 trials of ALGRX 4975, complete Phase 1/2 trials of NF-kB Decoy for eczema and complete an IND for ALGRX 1207.

•	Let me now ask the operator to poll for questions. Thank you.

OPERATOR

At this time I would like to remind everyone, in order to ask a question please press star then the number 1 on your telephone keypad.

We’ll pause for just a moment to compile the Q&A roster.

Your first question is from (Mark Monane).

(MARK MONANE)

Thank you and thanks for the comprehensive review this morning. Good morning.

One clinical question, one financial question if I may please. On the clinical maybe we could hear from Ron and James. Capsaicin, lots of people are familiar with. I’m a clinician. We’ve used it. Works very well outside the body. Maybe you could talk a little bit more about why the company decided to pursue it inside the body, and what we can gain from the phase 2 trials that give us confidence for the phase 3 trial going forward.

RON

Hi. This is Ron. Capsaicin when applied topically is absorbed into the skin but not through the skin. So it has very nice efficacy for a number of topical pain conditions. Rather less efficacy for systemic conditions, because the drug just doesn’t get there.

By administering Capsaicin internally - and it can’t be administered orally because it’s poorly absorbed and has 100% percent first path effect - Capsaicin can provide efficacy for a number of localized moderate to severe painful conditions. A number of neuropathies and things like osteoarthritis, tendonitis and diseases of that nature.

(MARK MONANE)

And which parts - and can you talk a little bit about bringing that into phase 3? What your plans are?

RON

Yes. We have been evaluating this product in post-surgical pain and localized neuropathic pain and in osteoarthritis. We have phase 2 programs going on in each of those. And we actually have meetings set up with the FDA later this year to discuss what will be necessary to reach into phase 2 meetings with the product for those indications.

(MARK MONANE)

Okay, very helpful. One more question on the finance side. As a result of the two companies getting together, there will be a large number of shares available. Has the company made any plans or considered how to deal with this in a corporate finance type of way? You know, for example a reverse split?

DICK

(Mark), this is Dick Powers. We haven’t made those decisions. That’s a likelihood, but we’re going to wait and see how things progress. And it’ll probably in the S4 if there is one.

(MARK MONANE)

Terrific. Thanks again for the added information, and congratulations on the getting together the two companies.

JOHN

Thanks, (Mark).

OPERATOR

Your next question is from (Jim Birchenough).

JOHN

Hey, (Jim).

(JIM BIRCHENOUGH)

Hi guys. A few questions. Just on the (AlgRx) side. What was (post) money valuation of your last private round?

(JEFF)

It was slightly north of $100 million.

JOHN

Thanks, (Jeff).

(JIM BIRCHENOUGH)

And just on the near term opportunity for the topical agent. I believe Emla sales in the U.S. on ‘02 were $35 million. I believe there’s a generic alternative available. How do you expect to compete in that market given generic presence? And again, given a relatively low sales level with Emla?

James: This is James. Emla is efficacious product. Unfortunately the onset takes about 30-60 minutes. And the generic products are priced approximately $7 per prescription. And that’s one of the reasons why the overall sales for these type of products seem quite small.

And again, as I point out in one of the slides, that there are only 2.1 million procedures in which these products are used because of their slow onset.

What we believe 3268 offers is that the onset is only one minute, which is a significant advantage over the approximately 60 minutes it takes for these generic creams to work.

JOHN

And (Jim) there’s a little data there on slide 10 if you want to take a look, showing the comparative clinical profile.

(JIM BIRCHENOUGH)

Okay, great. And then just on the ongoing phase 3 trials for 3268. Just wondering if you could describe the benefit you saw in phase 2 in terms of what sort of improvement you saw and what the current studies are powered to detect.

RON

Hi, this is Ron. Again if you look at slide 10 you’ll see that both Emla and AlgRx 3268 provide significant pain relief. If you take those changes in (VAF) score reported there, those are in each clinical trial on the order of about 50-60% reduction in pain.

So it’s a very large reduction. In fact, in the clinical trials with children - because the children are those with chronic diseases who have frequent blood draws or drug infusions, their mothers are generally with them - the mothers, even in a blinded trial, in 97% of cases were able to predict whether the child received active drug or placebo. So it’s a very powerful effect.

(JIM BIRCHENOUGH)

And what’s the phase 3 trial powered to detect in terms of (unintelligible) change?

RON

The phase 3 trials are powered to detect with 90% probability a reduction in pain of 20%.

(JIM BIRCHENOUGH)

Okay, great. And just one final question. Notwithstanding any synergies that may be realized, what would the combined burn of the two companies be right now? On a quarterly basis?

DICK

(Jim), we’re going to wait till the deal closes, and we’re going to give guidance shortly after that. It’ll take a while to sort that out. That’s what we’re going to be doing in the next month or so.

(JIM BIRCHENOUGH)

Okay, great. Thanks for taking the questions.

JOHN

Thank you.

OPERATOR

Your next question is from (Liana Moussatos).

(LIANA)

Hi. Can you give us a time line of when we can expect data from all the products, all four products? And the fourth product, when you expect it to go into phase 1?

JOHN

Sure. So let’s start with 3268, because I think that’s probably closest to market. And let’s maybe ask Ron to take that one on.

RON

Yes. Both of the phase 3 trials are complete in life. They’re being analyzed now. And we expect to report data before the end of the year for both of those trials.

JOHN

And let’s see, there’s a couple we’re also expecting data from 4975.

RON

Yes. For AlgRx 4975 we will report again before the end of this year interim results for an ongoing trial in Morton’s Neuroma.

(LIANA)

Okay.

RON

And for AlgRx 1207, we will submit the (IND) after the first of the year. And we’ll have phase 1 safety and efficacy results for you some months after that.

(LIANA)

All right. And NF-kappaB is first quarter?

RON

Correct.

(LIANA)

All right; thank you.

JOHN

Thank you, (Liana).

OPERATOR

Again as a reminder, in order to ask a question please press star 1 on your telephone keypad.

Your next question is from (Matthew Geller).

(MATTHEW GELLER)

Hi, thanks.

Can you talk a little bit about - I’m interested in how this evolved. What the thinking process was in this merger. And also going forward, do you tend to - do you plan to focus almost entirely on pain? To what extent will it be a pain company? To what extent will it be a dermatology company? How do you think of the company going forward now?

JOHN

Hey, (Matt), great questions. So James led an effort where we looked at a large number of product opportunities, either licenses or potential combinations. And I think what was attractive to us was this is not a one-product company. They’ve got a portfolio of products. They had a clinical data - we said one of the criteria was late stage. And what was attractive here was they had a couple of late stages.

So you got two phase 3 trials, almost complete, phase 2 trials. Each of the products is different as to how they operate so you had different independent risks there. You weren’t relying on a single product or a single technology or a single approach.

We will be predominantly focused in pain for a period of time. Obviously we’re continuing with the eczema trial. We have some other things in earlier stage at Corgentech and we’ll make portfolio decisions on a go-forward basis, depending on what’s best for our shareholders.

But certainly for the next couple of years, the big drivers as you imply in your question, are going to be pain. And that’s where a lot of our resources are going to be going, just because these are products which we can either finish up, file and/or launch over the next couple years. So that’s pretty attractive from our perspective.

(MATTHEW GELLER)

Great. Thanks a lot.

OPERATOR

Your next question is from (Clay Wilson).

(CLAY WILSON)

Yes, thank you very much.

I was wondering if you could just quickly review your anticipated milestones?

MAN

So (Clay, I think - it’s good to talk to you - I think that the ones that we’re focusing on at this point in terms of offering guidance really revolve around 3268. So as Ron suggested, what we’re looking to try and do is get an (NDA) filed next year for that. And basically thereafter we’d be looking for an approval on that. And that’s the one that’s closest to market.

There is data we’re expecting from some of the phase 2 trials we’ll report later this year and early next year. As Ron mentioned we’ll start 1207 early next year. And also we’ve been anticipating data reporting from not only 1207 but NF kappaB Decoy.

So there is a nice news flow. And we’ll be prepared to give you more guidance on that post merger.

(CLAY WILSON)

Thank you.

And also, could you review a little bit about the proprietary nature of these products? Because it sort of seems as though you’ve got Lidocaine powder with (powderject) and then you’ve got Capsaicin. I was wondering if you could tell us, what degree of proprietary protection do you have for these products?

RON

Sure. For the (powderject) Lidocaine, AlgRx 3268, there are about 150 issued patents and applications that cover powder administration of drugs into the skin as well as the devices used to accomplish that.

For AlgRx 4975, the Capsaicin product, there are U.S. and worldwide issued patents. For the use of Capsaicin or other (VR-1) activators administered inside the body for analgesic purposes.

And then for AlgRx 1207, that’s a new molecular entity so we have composition of matter as well as medical use patents issued for that product.

(CLAY WILSON)

Thank you. And do you have any marketing studies as far as the demand? Any sort of studies that have been done along those lines?

JOHN

Is there a particular product you’re thinking about, (Clay)?

(CLAY WILSON)

Well I guess your phase 3 products.

JOHN

Sure. So why don’t we talk a little bit about some of the qualitative market research on 3268.

JAMES

Yes. So with 3268, we worked on quite a bit of market research trying to understand the unmet medical need there. It’s pretty clear in the pediatric hospital environment that this is the product where it fits where it fits very nicely into the current medical practice.

Children who are in the hospitals had to sit there today for a good 30 to 60 minutes waiting for Emla cream to actually kick in before you can actually place IV or other puncture procedures. What the nurses and doctors would love to have is a product with very fast onset, such as AlgRx 3268 that works within one minute. So when the patient comes in, they can administer it and within a minute or so they can go on. And so this would provide significant time saving for the health care providers.

(CLAY WILSON)

Thank you very much.

JOHN

Thank you, (Clay).

OPERATOR

At this time there are no further questions. Are there any closing remarks?

JOHN

No. Thank you all for your participation in the conference call. We look forward to updating you on our progress. Have a great day.

OPERATOR

Thank you. This concludes today’s conference call. You may now disconnect.

END